UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

FLUX POWER HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

344057203
(CUSIP Number)

Michael Johnson
985 Poinsettia Avenue, Suite A, Vista, California 92081
877-505-3589
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 21, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344057203
1.	Names of Reporting Persons Esenjay Investments, LLC I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) □ (b) □
3	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Delaware limited liability company
Number of Shares Bene-ficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 31,516,351 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 31,516,351 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,516,351 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 67.6%(1)(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Includes warrants to purchase up to 625,000 shares of common stock and convertible debt convertible into 14,898,952 shares of common stock under a certain Unrestricted and Open Line of Credit, all of which are convertible within 60 days.
(2) Based on 31,072,815 shares of common stock outstanding as of September 17, 2018.

CUSIP No. 344057203
1.	Names of Reporting Persons Michael Johnson I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) □ (b) □
3	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power 74,547 (1)
8. Shared Voting Power 31,516,351(2)
9. Sole Dispositive Power 74,547 (1)
10. Shared Dispositive Power 31,516,351 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,590,898 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 67.7%(1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes options to purchase 74,547 shares of common stock which are exercisable within 60 days.
(2) Includes warrants to purchase up to 625,000 shares of common stock which are exercisable within 60 days and convertible debt convertible into 14,898,952 shares of common stock under the Unrestricted and Open Line of Credit which are convertible within 60 days.
(3) Based on 31,072,815 shares of common stock outstanding as of September 17, 2018.

AMENDMENT NO. 8 TO SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 8 to Schedule 13D (the “Amendment”) is being filed with respect to the Reporting Persons’ beneficial ownership in Flux Power Holdings, Inc. (the “Issuer”). This Amendment supplements the Schedule 13D/A (Amendment No. 7) as previously filed on September 21, 2018 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Agreement by and between Esenjay Investments, LLC, Cleveland Capital LP, and Cleveland Capital Management, LLC, dated as of June 21, 2018*

______________
* Attached herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ESENJAY INVESTMENTS, LLC

/s/ Michael Johnson
Name:	Michael Johnson
Title:	President
Date:	September 21, 2018

MICHAEL JOHNSON

/s/ Michael Johnson
Name:	Michael Johnson
Date:	September 21, 2018

Exhibit A

AGREEMENT

THIS AGREEMENT (this "Agreement") is made and entered into as of the 21st day of June, 2018 by and between Esenjay Investments, LLC, a Delaware limited liability company (the "Noteholder"), Cleveland Capital, L.P., a limited partnership organized under the laws of Delaware ("Cleveland Capital"), and Cleveland Capital Management, L.L.C., a limited liability company organized under the laws of Delaware (together with Cleveland Capital, the "Investor").

WHEREAS, on September 24, 2012, Flux Power, Inc., a California corporation ("Flux Power"), a subsidiary of Flux Power Holdings, Inc., a Nevada corporation ("Flux Holdings"), entered into an unrestricted line of credit agreement (as thereafter amended, the "Credit Agreement") with the Noteholder for $1,500,000 (the "Unrestricted Line of Credit");

WHEREAS, on October 16, 2013, Flux Power amended the Credit Agreement in order to, among other things, (i) extend the maturity date to December 31, 2015; (ii) increase the Unrestricted Line of Credit to $2,000,000; and (iii) grant the Noteholder the option to convert the outstanding amount under the Unrestricted Line of Credit into shares of common stock of Flux Holdings at certain conversion prices (collectively, the "Conversion Price");

WHEREAS, on December 29, 2015, Flux Power amended the Credit Agreement in order to, among other things, (i) extend the maturity date to July 30, 2016; (ii) increase the Unrestricted Line of Credit to $2,500,000; and (iii) adjust the Conversion Price;

WHEREAS, on March 29, 2016, Flux Power amended the Credit Agreement in order to increase the Unrestricted Line of Credit to $3,500,000;

WHEREAS, on July 28, 2016, Flux Power amended the Credit Agreement in order to extend the maturity date to January 31, 2018;

WHEREAS, on March 31, 2017, Flux Power amended the Credit Agreement in order to increase the Unrestricted Line of Credit to $5,000,000;

WHEREAS, on June 29, 2017, Flux Power amended the Credit Agreement in order to increase the Unrestricted Line of Credit to $10,000,000 and extend the maturity date to January 31, 2019 (as may be amended or extended, the "Maturity Date");

WHEREAS, Flux Holdings is considering selling a certain number of its shares of common stock to certain accredited investors (the "Private Placement"); and

WHEREAS, the Noteholder, in order to incentivize the Investor to participate in the Private Placement, is willing to agree to convert all of the remaining amount outstanding under the Unrestricted Line of Credit on the Maturity Date into shares of common stock of Flux Holdings.

NOW, THEREFORE, for and in consideration of the mutual agreements set forth herein, the parties hereto agree as follows:

Subject to the terms and conditions set forth herein, on the Maturity Date, the Noteholder will convert at the Conversion Price all of the then remaining amounts outstanding under the Unrestricted Line of Credit into shares of common stock of Flux Holdings in accordance with the terms of the Credit Agreement. The Noteholder also agrees that it will not, at any time from the date of this Agreement until the Maturity Date, request or cause repayment of any amounts outstanding under the Unrestricted Line of Credit in cash or other immediately available funds.

In the event that the Noteholder approves a proposed sale (the "Sale") of any or all of the amount outstanding under the Unrestricted Line of Credit before the Maturity Date (the "Offered Notes"), the Noteholder shall provide written notice thereof to the Investor together with the terms and conditions of such sale (the "Sale Notice"). The Sale Notice shall specify in reasonable detail the identity of the prospective purchasers (if known) and the amount of Offered Notes. The Investor shall have a right of first refusal to purchase any or all of the Offered Notes proposed to be sold on the same terms and conditions for a period of ten (10) business days following the delivery of the written notice by the Noteholder. If the Investor desires to purchase the Offered Notes to be sold, it must, within such ten (10) business day period, give written notice to the Noteholder of the Investor's election to purchase the Offered Notes to be sold, and the maximum number of the Offered Notes the Investor desires to purchase (the "Offer").

If no Offer is made, the Noteholder shall have the right, subject to compliance with the provisions of this Agreement, to make a Sale of the Offered Notes (on the terms and conditions set forth the Sale Notice) for a period of 10 business days following the expiration of the Investor's right of first refusal. If, however, the Noteholder fails to complete such Sale of the Offered Notes within such time period or if any agreement for such Sale is materially modified or terminated, then any proposed Sale shall again become subject to the Investor's right of first refusal set forth in this Agreement.

This Agreement shall be binding upon and inure to the benefit of the respective parties hereto, their legal representatives, successors, and assigns. From the date of this Agreement until the Maturity Date, no party shall, directly or indirectly, take, omit to take, or permit any action having a purpose of circumventing or having an effect of circumventing or rendering inapplicable, in whole or in part, the rights or obligations of any party under this Agreement.

No delay or failure by any party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein.

This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be one and the same instrument.

The terms of this Agreement may be amended or waived only with the written consent of the Noteholder and the Investor.

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly cancelled.

[Signature Page Follows]

any agreement for such Sale is materially modified or terminated, then any proposed Sale shall again become subject to the Investor's right of first refusal set forth in this Agreement.

This Agreement shall be binding upon and inure to the benefit of the respective parties hereto, their legal representatives, successors, and assigns. From the date of this Agreement until the Maturity Date, no party shall, directly or indirectly, take, omit to take, or permit any action having a purpose of circumventing or having an effect of circumventing or rendering inapplicable, in whole or in part, the rights or obligations of any party under this Agreement.

No delay or failure by any party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein.

This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be one and the same instrument.

The terms of this Agreement may be amended or waived only with the written consent of the Noteholder and the Investor.

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly cancelled.

[Signature Page Follows]

IN WITNESS WHEREOF the parties have signed this instrument as of the date first set forth above.

CLEVELAND CAPITAL L.P.
By: Cleveland Capital Management, L.L.C., as general partner

By: ____________________
Name: WADE MASSAD
Title: CO-MANAGING MEMBER CLEVELAND CAPITAL MGT. LLC, GP OF CLEVELAND CAPITAL LP.

CLEVELAND CAPITAL MANAGEMENT, L.L.C.

By: ____________________
Name: WADE MASSAD
Title: CO-MANAGING MEMBER

ESENJAY INVESTMENTS, LLC

By: ____________________
Name: MICHAEL E. JOHNSON
Title: PRES

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